SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH April 1, 2009
(Commission File No. 333-131938)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___
If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S/A
CNPJ Nº 01.832.635/0001-18
NIRE 35.300.150.007

MINUTES OF BOARD OF DIRECTORS’ MEETING
HELD ON MARCH 27, 2009

Date, time and place: March 27, at  8:30 AM, at the Company headquarters, at Av. Jurandir, 856, 1st floor, City of São Paulo, State of São Paulo; Quorum: All members of the Board of Directors were present. Meeting panel: Chairwoman, Maria Cláudia Oliveira Amaro, and Secretary, Flávia Turci; Agenda and Resolutions:1) Presentation by the Executive Board of the financial statements, management report and other accounts for the year ended December 31, 2008, in the presence of legal representatives of the accounting firm PriceWaterHouseCoopers. Given the fully favorable opinion of the independent audit firm, the financial statements, management report and accounts for the period ended December 31, 2008 were approved with no qualifications, while results for the year were appropriated to the accumulated deficit account. Also the capital budget, as shown in Exhibit I, was approved. 2. Closing: As no other matters remained to be addressed, the meeting was dismissed and these minutes were drawn in summary form, read, and signed by all present at the meeting. São Paulo, March 27, 2009. (s/) Maria Cláudia Oliveira Amaro – Chairwoman, Flávia Turci – Secretary. Board members: Maria Cláudia Oliveira Amaro, Noemy Almeida Oliveira Amaro, Maurício Rolim Amaro, Luiz Antonio Corrêa Nunes Viana Oliveira, Adalberto de Moraes Schettert, Waldemar Verdi Júnior, Alexandre Silva and Pedro Pullen Parente. This is a true copy of the minutes registered on the appropriate book.

______________________________________ Flávia Turci Secretary

Exhibit 1 – Minutes of  TAM S/A Board of Directors’ Meeting held on March 27,  2009

Capital Budget for 2009

{a} Cash on hand and/or loans (estimated)
{b} Fleet expansion – PDP’s (estimated)
{c} Capex expenditures (estimated)

Source of funds (R$ million)
Supplementation of financial resources as per note {a}	380 {a}
Total	380
Use of funds (R$ million)
Anticipated investments in fleet expansion (PDP's)	135 {b}
Other investments in property, plant and equipment	245 {c}
Total	380

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 1, 2009

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.